BB

05039374

NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

BB 3/21

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AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 1 2005
WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130th Street, Suite 7
(No. and Street)

Cleveland	Ohio	44133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull — 440-230-0400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Oxford Centre	Pittsburgh	Pennsylvania	15219
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OATH OR AFFIRMATION

I, Victor L, Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December 31, 04, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires April 24, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

WesBanco Securities, Inc. (A Wholly Owned Subsidiary of WesBanco, Inc.)
Year Ended December 31, 2004
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0501-0609186

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules

Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WesBanco Securities, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2005

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	503,393
Commission receivables		15,178
Prepaid expenses		11,390
Fixed assets (net of accumulated depreciation of $17,361)		13,591
Deferred taxes		2,130
Total assets	$	545,682
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	110,668
Total liabilities		110,668
Shareholder's equity:		
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		524,900
Accumulated deficit		(89,986)
Total shareholder's equity		435,014
Total liabilities and shareholder's equity	$	545,682

See accompanying notes.

0501-0609186

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Operations

Year Ended December 31, 2004

Revenues	
Commissions	$ 763,084
Interest	1,132
Other	2,201
	766,417
Expenses	
Employee compensation and benefits	422,203
Clearing fees	128,194
Professional fees and expenses	15,595
Communication	8,253
Other operating expenses	104,021
	678,266
Income before income taxes	88,151
Income tax expense	(35,875)
Net income	$ 52,276

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance at December 31, 2003	$ 100	$ 524,900	$ (142,262)
Net income	–	–	52,276
Balance at December 31, 2004	$ 100	$ 524,900	$ (89,986)

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities	
Net income	$ 52,276
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,420
(Increase) decrease in operating assets:	
Receivables from brokers, dealers, and others	3,476
Other assets and prepaids	(12,595)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	67,909
Deferred taxes	(891)
Net cash provided by operating activities and increase in cash and cash equivalents	111,595
Cash and cash equivalents at beginning of year	391,798
Cash and cash equivalents at end of year	$ 503,393

See accompanying notes.

During the year ended December 31, 2004, the Company received an income tax refund of $5,600 from WesBanco, Inc.

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (WesBanco). The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company originated in 1997 as a subsidiary of Commercial BancShares, Inc., which was acquired by WesBanco in 1998. Since March 31, 1998, the Company has operated as a subsidiary of WesBanco. Effective April 28, 1999, the Company changed its name from CommBanc Investments, Inc. to WesBanco Securities, Inc.

The Company offers retail brokerage services relating to securities such as stocks, bonds, covered options, mutual funds, and insurance annuities on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis. Related revenues and expenses are recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco, Inc. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from the parent.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $285,808, which was $35,808 in excess of its required net capital of $250,000.

4. Income Taxes

The components of income tax benefit for the year ended December 31, 2004 are as follows:

	Current	Deferred	Total
Federal	$ 28,674	$ (709)	$ 27,965
State	8,092	(182)	7,910
Total	$ 36,766	$ (891)	$ 35,875

4. Income Taxes (continued)

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.0%
State income taxes	5.8
Other	(0.1)
	40.7%

The Company has recorded a deferred tax asset of $2,130 resulting from the timing of depreciation for fixed assets. The Company determined that it was not required to establish a valuation allowance for deferred tax assets since it is likely that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank. At December 31, 2004, the Company had cash on hand with affiliates of $178,763.

The Company also processes trades on behalf of WesBanco Bank, a wholly owned subsidiary of WesBanco, Inc., for which commission income is earned. In addition, some officers and directors (including their affiliates, families, and entities in which they are principal owners) of WesBanco, Inc. and its subsidiaries are customers of those subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

The Company's employees participate in the pension plan sponsored by WesBanco, Inc. Related expenses are not allocated to the Company and are not included in the statement of operations.

6. Financial Guarantee

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2004, there were no amounts to be identified related to such agreement.

The Company guarantees the performance of customer brokerage accounts introduced to Mesirow Financial. The guarantee is primarily for margin borrowing arrangements which have no stated maturity. The clearing agent holds marketable securities as collateral to support borrowing arrangements. At December 31, 2004, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the financial guarantee. At December 31, 2004, the amount held in an interest-bearing deposit account with Mesirow Financial was $324,630.

Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital:		
Total shareholder's equity	$	435,014
Deductions and/or charges:		
Nonallowable assets:		
Deferred taxes		2,130
Prepaid expenses		11,390
Fixed assets (net of accumulated depreciation of $17,361)		13,591
Other assets		122,095
Total deductions and/or charges		149,206
Net capital	$	285,808
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	110,668
Total aggregate indebtedness	$	110,668
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	35,808
Ratio: Percentage of aggregate indebtedness to net capital		37 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part IIA Focus filing of December 31, 2004, as amended on February 23, 2005.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
WesBanco Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of WesBanco Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's and criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2005